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                                                          Exhibit 12



                     SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                               (Dollars in millions)
                                                 Year Ended December 31,
                                            1994      1993      1992    1991    1990
Income Before Income Taxes . . . . .    $1,213.2  $1,078.4    $953.9  $860.8  $768.9


Add : Fixed Charges
  Interest Expense . . . . . . . . .        56.2      48.2      55.4    65.3    82.4

  1/3 Rentals. . . . . . . . . . . .         9.6       9.0       8.5     7.9     7.7

  Capitalized Interest . . . . . . .        11.4      12.7      15.8    11.8     6.3

    Total Fixed Charges. . . . . . .        77.2      69.9      79.7    85.0    96.4


Less: Capitalized Interest . . . . .        11.4      12.7      15.8    11.8     6.3

Add : Amortization of
 Capitalized Interest. . . . . . . .         4.1       3.5       4.1     4.0     3.8

Earnings Before Income Taxes and
 Fixed Charges (other than
 Capitalized Interest) . . . . . . .    $1,283.1  $1,139.1  $1,021.9 $ 938.0  $862.8

Ratio of Earnings to Fixed Charges .        16.6      16.3      12.8    11.0     9.0


"Earnings" consist of income before income taxes and fixed charges (other than capitalized interest).  "Fixed charges" consist of interest expense, capitalized interest and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.
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